UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

(Commission File No. 001-40408)

Global-E Online Ltd.
(Translation of registrant’s name into English)

Global-E Online Ltd
9 HaPsagot St.,
Petah Tikva 4951041, Israel
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

EXPLANATORY NOTE

Global-E Online Ltd. (the “Company," "we” or “us”) is furnishing this Form 6-K to clarify that the Company’s  annual report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2026 (the “Form 20-F”), contained a scrivener’s error in Item 5 under the section titled “Our Business Model” and that our existing merchant base generated 87% and 91% of our Gross Merchandise Value (“GMV”) for the years ended December 31, 2024 and 2025, respectively (and not 87% and 87% as reflected in the Form 20-F). As further disclosed in the Form 20-F in Item 5A under the section titled “Operating Results,” for the year ended December 31, 2025, new merchants generated GMV of $623 million out of an aggregate GMV of $6,569 million, representing 9% of GMV from new merchants and 91% of GMV from existing merchants.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-256403 and File No. 333-264156).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Global-E Online Ltd.
(Registrant)

By:	/s/ Ofer Koren
Name:	Ofer Koren
Title:	Chief Financial Officer

Date: March 31, 2026